Filed by Chevron Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                    Subject Company: Texaco Inc.

                                                   Commission File No. 333-54240

                                                         Date: February 12, 2001

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

     Chevron has filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the proposed merger transaction. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive joint proxy statement/prospectus will be sent to the stockholders of Chevron and Texaco seeking their approval of the proposed transaction. In addition, you may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. Also, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105, Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

     Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's

2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

                                      * * *

[Press Release dated February 12, 2001]
--------------------------------------------------------------------------------

                   CHEVRON AND TEXACO ANNOUNCE LEADERSHIP TEAM
           AND ORGANIZATION STRUCTURE FOR PROPOSED POST-MERGER COMPANY

SAN FRANCISCO, Calif., and WHITE PLAINS, N. Y., Feb. 12 - Chevron Corp. and Texaco Inc. today announced the appointments of senior executives to lead the new ChevronTexaco Corporation after the proposed merger closes. The announcement also provides details about the new company's proposed organization structure.

As announced last October 16, Chevron Chairman and CEO Dave O'Reilly will have the same role in ChevronTexaco. Chevron Vice Chairman Richard Matzke and Texaco Inc. Chairman and CEO Glenn Tilton will each hold the title of Vice Chairman. The three executives will form a newly created Office of the Chairman, which will have oversight of the operations of the new company.

"The new organization is designed to achieve superior, long-term financial performance for our shareholders," O'Reilly said. "ChevronTexaco will be structured to capture quickly the $1.2 billion in synergies we envisioned when we announced our merger, and to build long-term success.

"The people selected to lead the company have distinguished themselves in the way they consistently achieve strong business results. All of them have records of performance and accountability - both for themselves, and for the people and organizations they lead," O'Reilly continued.

Commenting on the new leadership team, Tilton said "ChevronTexaco's path to success is clear. We have every confidence in the ability of these executives to quickly and effectively carry out our integration and achieve our synergy goals, to deliver the operating and financial results our proposed new company is designed to achieve, and to take advantage of the exceptional opportunities that await the new ChevronTexaco."

CORPORATE

Three corporate Executive Vice Presidents will report to the Office of the
Chairman:

     o DOWNSTREAM - Patricia Woertz, currently Vice President, Chevron Corp., and President, Chevron Products Co., will lead ChevronTexaco's global downstream businesses;

     o POWER, CHEMICALS AND TECHNOLOGY - Darry Callahan, currently Executive Vice President, Chevron Corp., will retain his responsibilities for technology, chemical additives and coal, plus power and gasification. Callahan will also have responsibility for the company's interests in the Chevron Phillips Chemical Company joint venture, Dynegy, Inc., and the Sasol/Chevron Gas-to-Liquids joint venture;

     o ADMINISTRATIVE AND CORPORATE SERVICES -- Greg Matiuk, currently vice president, Human Resources, Chevron Corp., will be charged in his new role with enabling significant synergies while maintaining a high level of corporate support for the company's global businesses.

Other key corporate posts will be held by:

     o FINANCE - Vice President and Chief Financial Officer John Watson, currently Chevron Corp. Finance VP and CFO. Corporate officers reporting to Watson will be Dave Krattebol, Vice President and Treasurer; Steve Crowe, Vice President and Comptroller; and Bruce Marsh, General Tax Counsel, all of whom currently hold the same positions in Chevron.

     o HUMAN RESOURCES -- Vice President Janet Stoner, currently Texaco Inc. VP, Human Resources;

     o STRATEGIC PLANNING -- Vice President Patricia Yarrington, currently Chevron Corp. VP, Strategic Planning;

     o HEALTH, ENVIRONMENT AND SAFETY -- Vice President Warner Williams, currently on special assignment with Chevron handling merger integration planning for upstream;

     o LAW -- Vice President and General Counsel Harvey Hinman, currently Chevron Corp. VP and General Counsel. Reporting to Hinman will be Corporate Secretary Lydia Beebe, currently in the same position for Chevron; and,

     o PUBLIC AFFAIRS -- Vice President Rosemary Moore, currently Texaco Inc. VP of Corporate Communications and Government Affairs.

For the company's businesses, the new organization relies mainly on decentralized operating companies segmented by business and geography, with "strategic business units" managing relevant operations.

UPSTREAM

Two upstream companies reporting to Matzke will be charged with improving profitability, efficiently managing the new company's significantly larger resource base, and sustaining long-term competitiveness:

     o OVERSEAS PETROLEUM - Peter Robertson, currently Chevron Corp. VP and President of Chevron Overseas Petroleum, will retain those responsibilities in the new company. Overseas Petroleum, to be headquartered in San Ramon, Calif., will manage all of ChevronTexaco's exploration and production activities (outside of North America) in some 30 countries around the world.

Overseas Petroleum will have 10 business units, each headed by a managing director, plus a general manager for exploration. They are:

     o OVERSEAS EXPLORATION -- Bobby Ryan, currently Vice President for Special Projects in Texaco's Office of the Chairman;

     o AUSTRALASIA - Rhonda Zygocki, currently Advisor to the Chairman of the Board, Chevron Corp.;

     o CHINA - Sam Snyder, currently President and Managing Director of Texaco China B.V.;

     o EURASIA - Guy Hollingsworth, currently in the same role for Chevron Overseas Petroleum;

     o EUROPE - John McDonald, currently North Sea Managing Director for Texaco;

     o INDONESIA - Humayunbosha, currently Sr. Vice President and Deputy Managing Director, Caltex Pacific Indonesia; and Bob Galbraith, continuing with the same responsibilities as Managing Director and Senior Vice President, Sumatra, Caltex Pacific Indonesia (and formerly with Texaco);

     o LATIN AMERICA - Ali Moshiri, currently General Manager and Advisor to the Vice Chairman, Upstream, at Chevron Corp.;

     o MIDDLE EAST / NORTH AFRICA - (To be announced)

     o NIGERIA / MID-AFRICA - Ray Wilcox, currently Managing Director, Nigeria, for Chevron Overseas Petroleum;

     o SOUTHERN AFRICA - John Gass, currently General Manager, Operations, Southern Africa Business Unit, for Chevron Overseas Petroleum; and,

     o THAILAND - Jay Pryor, currently in the same role for Chevron Overseas Petroleum.

     o NORTH AMERICA UPSTREAM - George Kirkland, currently Chevron Corp. VP and President of Chevron U.S.A. Production Company, will retain those responsibilities in ChevronTexaco. North America, to be headquartered in Houston, Texas, will consist of seven business units, each headed by a vice president, plus a general manager for exploration. They are:

     o SAN JOAQUIN VALLEY - Gary Luquette, currently in the same role for Chevron Production Co.;

     o GULF OF MEXICO SHELF - Doug Lanier, currently in the same role for Chevron Production Co.;

     o PERMIAN - Alan Kleier, currently Vice President of Texaco Exploration and Production's Central U.S. Business Unit;

     o GULF OF MEXICO DEEP WATER - (To be announced);

     o MID CONTINENT - Melody Meyer, currently Manager, Business Development and Planning for Chevron Production Co.;

     o CANADA - Jim Simpson, currently in the same role for Chevron;

     o ALASKA - Robert Howard, currently a Vice President for Chevron Production Co.; and,

     o EXPLORATION - Paul Siegele, currently Regional Manager for Texaco Worldwide Exploration and Production.

Also reporting to Matzke as Advisor to the Vice Chairman will be David Roberts, currently Director, Worldwide Upstream Strategic Management, for Texaco; and General Manager of Exploration Tom Schull, currently Vice President, Planning, Evaluation and Business Development, Chevron Overseas Petroleum.

DOWNSTREAM

The worldwide downstream organization reporting to Woertz will be segmented geographically into four operating companies for major refining and marketing operations, each headed by a president, plus a pipeline company. The refining and marketing organizations - North America, Asia/Middle East/Africa, Europe/West Africa, and Latin America - will have the scale and scope to create and share best practices within and across operating companies, will have a critical mass of competencies in each geographic area, and will share services at the lowest possible cost. These businesses will be headed by:

     o NORTH AMERICA PRODUCTS - Dave Reeves, currently Vice President, Marketing, Chevron Products Co.;

     o ASIA / MIDDLE EAST / AFRICA PRODUCTS - Jock McKenzie, currently Chairman and CEO, Caltex Corp.;

     o EUROPE / WEST AFRICA PRODUCTS - Jim Hawn, currently Regional Vice President of Texaco International Marketing and Manufacturing for the U.K. and Ireland Region, and Managing Director, Marketing and Manufacturing, Texaco Ltd.;

     o LATIN AMERICA PRODUCTS - Carey McHugh, currently Vice President, Southern Cone Region of South America for Texaco International Marketing and Manufacturing Operations;

     o PIPELINE - Jeet Bindra, currently in the same role for Chevron Pipeline
       Co.

Downstream will also operate several global businesses designed to quickly and efficiently integrate the global product lines of Chevron, Texaco and Caltex (now a 65-year, 50/50 joint venture between Chevron and Texaco). Operating in a combination of developed, emerging and growth markets, these businesses will build on the strong brand presence and varied global consumer marketing experience of the three pre-merger companies. These businesses will be headed by:

     o LUBRICANTS - Shariq Yosufzai, currently President Lubricants-Caltex Corporation;

     o TRADING - Bob Parkey, Jr., currently Senior Vice President, Marketing and Trading, Texaco Natural Gas-NA;

     o SHIPPING - Tom Moore, currently in the same role for Chevron Shipping
       Co.;

     o FUEL AND MARINE MARKETING - Mike Bandy, currently President of Fuel and Marine Marketing LLC, a Texaco and Chevron joint venture (and formerly with Texaco).

POWER, CHEMICALS AND TECHNOLOGY

The organization reporting to Callahan includes diversified businesses and the ChevronTexaco technology functions.

     o POWER AND GASIFICATION - Jim Houck, currently President of Texaco Power and Gasification;

     o THE PITTSBURG & MIDWAY COAL MINING CO. - Steve Parker will continue as President;

     o ORONITE ADDITIVES - Ron Kiskis will continue in the same role he now holds with Chevron Oronite Additives;

     o TECHNOLOGY - Don Paul, currently Vice President, Technology and Environmental Affairs, Chevron Corp., and President, Chevron Technology Ventures, will become ChevronTexaco Vice President, Technology, and Chief Technology Officer.

(The merger is conditioned, among other things, on shareholder approval for both companies, pooling accounting treatment for the merger and regulatory approvals of government agencies including the U.S. Federal Trade Commission.)

                                      # # #

MEDIA CONTACTS: Fred Gorell, Chevron Corp., (415) 894-4443
                Chris Gidez, Texaco Inc., (914) 253-4042


PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT
Except for the historical and present factual information contained herein, the matters set forth in the materials above, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.


ADDITIONAL INFORMATION
Chevron has filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the proposed merger transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be sent to the stockholders of Chevron and Texaco seeking their approval of the proposed transaction. In addition, you may obtain the documents free of charge at the Web site maintained by the SEC at www.sec.gov. Also, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105, Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

INVESTORS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

                                      * * *

[Letter from David J. O'Reilly to Chevron employees dated February 12, 2001]
--------------------------------------------------------------------------------

              DAVE O'REILLY ANNOUNCES CHEVRONTEXACO LEADERSHIP TEAM

Today is an exciting day for all of us because we are announcing the people who will lead the new ChevronTexaco organization. I'm delighted to share with you details about the leadership team that will help us accomplish our business goals and take advantage of the exceptional opportunities that await the new company.

Having the right team in place is key to our success (which is why I'm making this announcement personally). I am placing my utmost confidence in these leaders to build the organization which will deliver the strategies as well as the operating and financial results our proposed new company is designed to achieve.

The people who will lead ChevronTexaco were selected with great care, using criteria covering skills, experience, performance and behavior, and using an equitable selection process that valued diversity. The new leaders embody the values found in what will become The ChevronTexaco Way: they all have a strong record of achieving business results (and getting them the right way), are known for superior performance and for holding themselves and their organizations accountable. They have demonstrated that they can lead their teams and build an inclusive and collaborative organization.

Although we've made significant progress, we still have a lot of work to do in assembling the entire team for the new company. Today's announcement is just the first step.

For ChevronTexaco to succeed, we will need many thousands of skilled and dedicated employees from Chevron, Texaco and Caltex. Where the new organization involves Texaco businesses that don't overlap with Chevron's business or location, we would generally expect to have many or most of the jobs filled with Texaco people, and vice versa. In areas of overlapping activity and geography, jobs will generally be open for selection. Decisions about which jobs will be open will be made by local management consistent with selection guidelines. We will rely on diverse teams - established by local management - to make selections. Selection guidelines used will be the same throughout the company and utilize job experience and performance information. All candidates will be considered, regardless of their company affiliation.

My letter today is accompanied by a press release, also issued this morning, and a comprehensive, easy-to-use organization chart on go.chevron. On the chart, you can click on a box, and be taken directly to a Web page that provides more details about each organization and the person who will lead it.

Of course, our companies are still separate, competing entities until we've received the necessary approvals and the merger is complete. However, we are planning in earnest, and today's announcement marks one of the most important milestones in this process.

                                                   DAVE O'REILLY


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